CALIBRE MINING CORP.
Suite 1250 – 999 W. West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2

NEWS RELEASE

CALIBRE MINING BEGINS DRILLING ON THE TREND PROPERTY, NEVADA

July 14, 2008	TSX-V: CXB

Vancouver, British Columbia: Mr. Robert Brown, President and CEO of Calibre Mining Corporation (“Calibre” or the “Company”) is pleased to announce that the Company has initiated a three hole, 1,500 metre diamond drill program on the Trend property, Nevada. Trend is located on the highly endowed Battle Mountain-Eureka mineral Trend of north-central Nevada, immediately south of Barrick Gold’s Cortez Hills and Pediment gold deposits. Calibre may earn a 65% interest in the Trend Property from New Dimension Resources by completing US$1.5 million in exploration expenditures over a four year period. First year commitments include drilling and a minimum expenditure of US$500,000. Calibre will have the option to acquire an additional 10% interest (for a total interest of 75%) by funding and completing a Preliminary Economic Assessment.

The property covers approximately five kilometres of strike of the Cortez Fault and parallel splays, which are recognized regionally as being important controlling structures for Carlin-style gold mineralization. Much of the property area is covered by transported overburden. In order to assess the potential for Carlin-style mineralization, Calibre has used innovative soil geochemistry methods to detect dispersion anomalies derived from blind mineralization at depth. A number of targets have been identified using these methods and a 1,500 metre diamond drilling program to test the highest priority targets has started.

Major Drilling of Salt Lake City has been contracted to carry out the drilling program. Three 500 metre holes will test a 1,200 metre section of the Cortez Fault along two interpreted fault splays with coincident soil pH, gold and mercury in soil anomalies. A map and cross section showing the proposed locations of the drill holes has been posted on the Calibre website and can be viewed at http://www.calibremining.com/i/pdf/2008-Drill-Holes-Trend.pdf

Calibre Mining Corp. is a TSX Venture Exchange listed company (TSX.V: CXB) that is focused on the acquisition, exploration and development of gold and copper deposits from around the Pacific Rim. In addition to the exploration programs in Nevada, Calibre is continuing to advance the Trundle and Cargo projects in New SouthWales, Australia, as well as the Pt. Leamington Project in Newfoundland, Canada.

Calibre Mining Corp.

Signed “Robert Brown”
Robert D. Brown, B.Sc., MBA
President and CEO, Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Calibre Mining Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.